UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#03-01 Southpoint

200 Cantonment Road

Singapore 089763

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Mr. Cato Brahde has notified Grindrod Shipping Holdings Ltd. (the “Company”) of his decision to retire as a director and chairman of the board of directors of the Company and as a member of the Audit and Risk Committee and the Compensation and Nomination Committee, effective from the conclusion of the Annual General Meeting on July 14, 2020.

The board of directors of the Company has appointed Mr. Michael Hankinson to serve as the board’s chairman and a member of the Audit and Risk Committee following the retirement of Mr. Brahde, and Mr. Hankinson will continue as a member of the Compensation and Nomination Committee.

Mr. Hankinson is an “independent” director under Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, as it applies to the Company under the rules of NASDAQ.

The Company’s Chief Executive Officer, Martyn Wade, stated “We would like to sincerely thank Mr. Brahde for his service and dedication to the Company as chairman of our board of directors and we wish him well in his future endeavours. Mr. Hankinson has a wealth of experience as a director and chairman of public companies and has served on our board of directors since the time of our listing. We look forward to working with him in his capacity as chairman of our board.”

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-236168), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: June 17, 2020	/s/Stephen Griffiths
Name: Stephen Griffiths
Title: Chief Financial Officer